AB 3/5

[redacted]

09058355

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Balance Sheet Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4450 Weaver Parkway, Suite 250
(No. and Street)

Warrenville	IL	60555-3926
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Moore, President — 630-276-2727
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

801 Nicollet Mall, West Tower, Suite 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 13 2009
THOMSON REUTERS

Balance Sheet Solutions, LLC
(A Wholly Owned Subsidiary of Members United Corporate Federal Credit Union)

Financial Report

December 31, 2008

OATH OR AFFIRMATION

I, Thomas Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Balance Sheet Solutions, LLC**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
DENISE M HASENHEYER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/28/13

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Sole Manager
Balance Sheet Solutions, LLC
Warrenville, Illinois

We have audited the accompanying statement of financial condition of Balance Sheet Solutions, LLC (a wholly owned subsidiary of Members United Corporate Federal Credit Union) as of December 31, 2008, and the related statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Balance Sheet Solutions, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the attached schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is Supplementary Information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 25, 2009
balshe.mn.ann.cuso-fs.08.kp

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 203,878
Investments	5,955,460
Receivable from parent company	370,321
Prepaid expenses and other assets	375,632
	$ 6,905,291

LIABILITIES AND EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 383,347
Total liabilities	383,347
Commitments and contingent liabilities	
Equity	
Contributed capital	850,000
Retained earnings	5,671,944
Total equity	6,521,944
	$ 6,905,291

The accompanying notes are an integral part of this statement.

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commissions	$ 2,803,987
Fee income from parent company	6,881,942
Service fees	102,327
Interest income	1,185,829
	10,974,085
EXPENSES	
Salaries and benefits	3,513,498
Fee expense to parent company	2,872,168
Professional and outside services	603,219
Training, travel and communications	184,694
Office operations	30,115
Other	122,257
Total expenses	7,325,951
NET INCOME	$ 3,648,134

The accompanying notes are an integral part of this statement.

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Contributed Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 850,000	$ 2,023,810	$ 2,873,810
Net income	-	3,648,134	3,648,134
Balance, December 31, 2008	$ 850,000	$ 5,671,944	$ 6,521,944

The accompanying notes are an integral part of this statement.

BALANCE SHEET SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,648,134
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from parent company	520,220
Increase in prepaid expenses and other assets	(201,733)
Decrease in accrued expenses and other liabilities	(23,952)
Net cash provided by operating activities	3,942,669
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in investments	(3,841,112)
INCREASE IN CASH AND CASH EQUIVALENTS	101,557
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	102,321
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 203,878

The accompanying notes are an integral part of this statement.

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES**

Organization: Balance Sheet Solutions, LLC (the Company) was formed on October 10, 2002 as an Illinois limited liability company. The Company is a broker dealer and investment advisor registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Members United Corporate Federal Credit Union (Members United). The Company offers securities transaction and non-discretionary investment advisory services to its customers, principally credit unions and credit union service organizations. The Company is currently engaged as a broker dealer for corporate debt securities, government and agency securities, and interests in mortgages or other receivables. The Company also solicits time deposits for financial institutions, principally Members United.

The Company clears its securities transactions on a fully disclosed basis through JPMorgan Chase Bank (the Bank). In conjunction with its clearing role, JPMorgan Chase Bank is the custodian bank for securities owned by the Company and also maintains segregated accounts on behalf of the Company's customers. The Company operates a main office in Illinois, with registered branch offices in Iowa, Minnesota, and New York.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

As a single-member limited liability company, the Company is a flow-through entity. As such, the income or loss of the Company flows through to Members United for income tax purposes.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Investments owned are recorded at cost plus accrued interest, which approximates market value.

1. **ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations. However, settlement of transactions is on a delivery versus payment method.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management believes there are no such matters that will have a material effect on the financial statements.

Statement of Cash Flows: The Company considers cash on hand, cash deposits at the clearing organization, and short-term investments having an initial maturity of six months or less that are not held for sale in the ordinary course of business as cash and cash equivalents for purposes of the statement of cash flows.

Significant Accounting Policies: Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, *Fair Value Measurements*, (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

At December 31, 2008, the Company's investments consists of United States government agency securities which are stated at cost plus accrued interest, which approximates fair value. These financial instruments are classified as Level 2 in the fair value hierarchy.

2. CLEARING AGREEMENTS

In July 2003, the Company entered into a fully-disclosed clearing agreement with JPMorgan Chase Bank whereby customer accounts are cleared by the Bank. The agreement calls for the Bank to maintain (1) a separate custody clearing account in the name of the Company to hold securities for the account of the broker, (2) a general deposit demand cash account linked with the clearing account, and (3) a segregated account titled "Special Account for the Exclusive Benefit of Customers of Balance Sheet Solutions, LLC" holding fully paid-for customer securities for the account of the Company's own customers, as specified in SEC Rule 15c3-3(k)(2)(i). At December 31, 2008, the Company had $127,901 cash in the general deposit demand account at the Bank.

3. RELATED PARTIES

Under a Master Services Agreement dated December 31, 2003, and revised on December 31, 2007, the Company, as an agent for Members United, provides marketing services and introduces financial products to Members United's members as well as provides certain other investment services. Fee income paid by Members United to the Company for marketing services performed under the Master Services Agreement totaled $6,881,942 in 2008.

The Master Services Agreement calls for Members United to provide certain corporate support services to the Company such as telecommunication service, office rental, and treasury and accounting support. The Company incurred $2,872,168 of expense reimbursement for these support services and costs in 2008.

At December 31, 2008, the Company had cash of $75,977 held in accounts at Members United.

4. EMPLOYEE BENEFITS

The employees of the Company participate in a 401(k) benefit plan sponsored by Members United. Employee contributions are matched by the Company at a rate equal to 100 percent of the first 4 percent of the compensation contributed. In addition, the Board of Directors of the parent company may approve a discretionary profit sharing contribution for eligible employees annually. Expense for 2008 was $73,963.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2008, the Company's net capital as defined by SEC Rule 15c3-1 totaled $5,763,729, which was $5,663,729 in excess of its minimum net capital requirement of $100,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .07 to 1.

BALANCE SHEET SOLUTIONS, LLC
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Equity	**$ 6,521,944**
Less: Non-Allowable Assets	745,953
Net Capital Before Haircuts	**5,775,991**
Additions to Net Worth (Subordinated Debt)	-
Tentative Net Capital	**5,775,991**
Haircuts	(12,262)
Net Regulatory Capital	**5,763,729**
Accrued Expenses and Other Liabilities	383,347
Aggregate Indebtedness (AI) *(Total Liabilities)*	**383,347**
Calculation of Minimum Net Capital Requirement (1/15 of AI):	25,556
Regulatory Minimum Capital Requirement:	**100,000**
Excess Net Capital	**5,663,729**
AI	383,347
Net Capital	5,763,729
Ratio of AI to Net Capital	**6.65%**

Note: There were no material differences between the above computation and the amounts reported in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Sole Manager
Balance Sheet Solutions, LLC
Warrenville, Illinois

In planning and performing our audit of the financial statements of Balance Sheet Solutions, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Manager, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
February 25, 2009
balshe mn.ann.cuso-fs.08 kp

END